Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a form of letter relating to, among other things, the extension of the solicitation period, which is being sent to participants in Empire State Building Associates L.L.C. , 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.:

[MH LETTERHEAD]

March 22, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

We thank all those who have voted to date in favor of the proposed transactions for their support.

Last week, The Financial Times published an article about our March 14 letter to ESBA participants which reported on the votes then received for the proposed consolidation transaction. We wanted to share the article with you. We also stated in our letter that Malkin Holdings can and will as necessary extend the consent solicitation beyond March 25, the first date by which it could have ended under SEC rules.

As most participants are aware, at a court hearing on February 21, an attorney who represents a small group of dissident investors attempted to stop the vote process for ESBA and prevent preliminary approval of a settlement of a class action lawsuit which we announced by an SEC filing in November 2012. His motions were denied except for the right to brief one assertion he has made regarding LLC law. The judge in the case has stated he intends to rule on the matter by May 2, the date that the final settlement hearing in the class action is scheduled.

At the same time, immediately ahead of us are Passover, Good Friday, and Easter. In order to simplify matters, allow participants and their families, and our own officers and employees, to enjoy restful holidays, and to facilitate the court’s review of the one matter remaining before it, Malkin Holdings is extending the solicitation for each of the proposals until we announce its termination, but not to terminate in any case before the earlier of the court’s ruling on such LLC matter or May 2, 2013. We may terminate the solicitation period as to any subject LLC, participating group or proposal without terminating as to the others.

During this time, Malkin Holdings will continue to move forward with the vote on the proposals. We remind everyone that the sooner the proposed consolidation is approved, the sooner the expenses may be brought to an end, and the sooner participants can receive the many benefits of the proposed consolidation, including special one time distributions of reimbursement for the costs of the transaction and cash reserves, and the class action settlement proceeds.

[FOR THOSE NOT YET VOTED:

We receive additional consent forms every day and remain hard at work assisting those investors who have questions or need assistance. We firmly believe the proposed consolidation offers you better advantages and opportunities than your current investment, and if you haven’t done so already, we hope that you will vote in favor of the proposed transactions as soon as possible. We urge that you vote “FOR” the proposals.]

[FOR THOSE WHO HAVE VOTED FOR CONSOLIDATION:

We receive additional consent forms every day and remain hard at work assisting those investors who have questions or need assistance. We firmly believe the proposed consolidation offers you better advantages and opportunities than your current investment.]

[FOR THOSE WHO HAVE VOTED AGAINST (OR ABSTAIN) CONSOLIDATION:

We receive additional consent forms every day and remain hard at work assisting those investors who have questions or need assistance. We firmly believe the proposed consolidation offers you better advantages and opportunities than your current investment, and we hope that you change your recorded vote and will vote in favor of the proposed transactions as soon as possible. We urge that you vote “FOR” the proposals.]

We hope that you will contact us or our proxy solicitor, Mackenzie Partners, at 1-888-410-7850 if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

The voting results are subject to change, and the results shown in this letter and the enclosed article should not be viewed as a prediction of the final outcome.

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

Empire State Building strives towards IPO

By Anjli Raval in New York

©Reuters

The owner of New York’s Empire State Building has secured nearly three-quarters of the votes it needs to proceed with a controversial $1bn initial public offering, according to a letter sent to investors on Friday.

Malkin Holdings is seeking to create a publicly traded real estate investment trust on the New York Stock Exchange, by bringing together the landmark skyscraper and other New York-area properties in its portfolio.

The Empire State Building

Iconic building compared with other landmarks

Almost 60 per cent of the 3,590 investors in the three public entities whose consent is needed have voted in favour of the consolidation. Eighty per cent have to grant approval for the offering to move forward.

Anthony Malkin, chief executive of Malkin Holdings, told the Financial Times: “The very strong support we have received from our participants in such a short period of time…is very encouraging.”

“I firmly believe there is an incredible upside for existing investors,” he claimed. “This is, I think, a rare opportunity in US real estate to consolidate a big portfolio with an iconic flagship building in one of the best global markets, New York,” he said.

Approval would end a year of wrangling between Malkin Holdings and dissident investors, who have been reluctant to give up the sentimental value of owning part of the Empire State Building and claimed that the proposal may result in a potential loss of income, rather than the increase they had expected as renovations to the building are finished.

But Mr Malkin said the proposal would give investors liquidity and greater growth opportunities.

The earliest the Malkins could conclude the voting process is by March 25, but some analysts say it will take much longer to garner the remaining votes. An IPO would likely be executed within two months following the approvals, people with knowledge of the matter said.

Reits on the rise

“Reit conversions”, by which companies become real estate investment trusts, have been fashionable in recent years, mainly driven by the tax benefits offered by the structure.

Reits pay almost no corporate taxes but in return they must pay out at least 90 per cent of their taxable income as dividends, making them reliable higher-yield stocks.

The last two decades have seen a significant migration of private commercial real estate companies into public hands.

“Access to various sources of capital not necessarily available to private owners is one of the benefits of the public company structure,” said Jeff Langbaum, senior Reit analyst at Bloomberg Industries.

“The rapid recovery of the commercial real estate Reit market in 2009-10 proved that the vehicle was a viable structure that works well in challenging times. Public companies had access to equity and debt capital, retained better access to mortgage debt and had large credit facilities to grow portfolios at a time when private landlords had to find a way to refinance.”

Reits that have large high-quality New York office market portfolios have benefited since the downturn as investors sought haven investments. Since 2009, shares in companies such as Brookfield Office Properties and SL Green have risen 126 per cent and 201 per cent respectively, while Boston Properties is up 96 per cent.

The company’s proposed portfolio consists of 12 office properties and six standalone retail properties, of which the Empire State Building is its largest revenue earner.

Since the downturn, institutional investors at home and abroad have sought out New York’s “trophy properties” – typically leased by high-quality office tenants – as a more defensive investment given supply constraints, high barriers to entry and resilient rental rate growth. An IPO would also enable retail investors to get a slice of one of the most famous buildings in the New York skyline.

The Malkin family took over day-to-day management of the 102-floor midtown Manhattan skyscraper – at one time the world’s tallest building – in 2002, and gained full control in 2010.

For decades, the Empire State Building was at the centre of legal battles between the Malkins and others including Helmsley Spear, the management company that ran the building after the death of Harry Helmsley, the New York real estate investor. The estate of his widow, the late Leona Helmsley, is the building’s largest stakeholder.

But the Empire State Building also has 2,800 unit holders who hold 3,300 shares. For the purpose of solicitation, each share is valued at $323,803, according to the prospectus.

Under the terms of the new proposal, investors who fail to consent within 10 days of an 80 per cent majority vote will be bought out at a nominal value – $100 for every $10,000 originally invested.

Richie Edelman, whose grandparents purchased a stake in 1962, says he is leading a cluster of more than 100 opponents to block or alter the proposed offering.

“In a lot of cases the current owners are the children of original owners, these are family heirlooms,” said Mr Edelman. “But well over half of these owners are in their 80s and have no interest in going into something akin to the stock market. About 40 per cent [of Empire State Building investors] are telling us they are voting no.”

“Not sending in a ballot is the same as Voting No. Most No Voters have told us that is how they are expressing their disapproval of the Reit plan.”

Bank of America Merrill Lynch and Goldman Sachs are underwriting the IPO. Proskauer Rose, Clifford Chance, Ernst & Young, and Duff & Phelps are advising Malkin Holdings.

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